Misguided Spirits, Inc.

ANNUAL REPORT

379 Stratford Rd
Des Plaines, IL 60016
4044320373
https://www.misguidedspirits.com/

This Annual Report is dated June 24, 2026.

BUSINESS

Company Overview

Misguided Spirits, Inc. (or the "Company") is a premium spirits company focused on delivering high-quality well spirits to bars, restaurants, and retail partners. Established by industry veterans, Misguided Spirits provides a portfolio of spirits—vodka, gin, whiskey, rum, tequila, and triple sec—crafted to meet the demands of the hospitality sector. With a community-centered brand and unique storytelling, we cater to a market that values quality and character, allowing establishments to offer a premium house brand that enhances their beverage offerings and profitability.

Business Model

Misguided Spirits sells a curated portfolio of premium well spirits through wholesale partners to bars, restaurants, and liquor stores. Our products serve as a premium alternative to traditional well and call brands, providing establishments with spirits that enhance menu appeal and increase margins. By focusing on high-quality distribution and fostering strong relationships within the hospitality industry, Misguided Spirits prioritizes service quality and customer loyalty. This approach allows us to maximize value for our partners while building brand equity within the service industry.

Intellectual Property

Our brand's identity is deeply rooted in unique, character-driven storytelling that resonates with industry professionals and patrons alike. Each spirit label features antihero mascots inspired by historical figures known for living life on their own terms, creating an engaging brand narrative. Our brand imagery and storytelling establish a distinct position within the spirits industry, reinforcing our commitment to the service community and differentiating Misguided Spirits from traditional, corporate brands.

Corporate History

Misguided Spiritis was initially organized as Misguided Spirits LLC, an Illinois limited liability company on December 18, 2018, and converted to a a Delaware corporation on May 23, 2023, as Misguided Spirits, Inc.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,591,296
Use of proceeds: Inventory
Date: Calendar Years 2024 and 2025
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 29,000
Use of proceeds: Founder stock grant
Date: May 30, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 42,429
Use of proceeds: Provide equity incentive to the team
Date: November 24, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,928,571

Use of proceeds: This was a forward split to issue the appropriate amount of shares for the raise. We needed to create 2,000,000 shares at the valuation of 10.00 each.
Date: November 24, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $2,325,936 compared to $1,819,616 in fiscal year 2023. Growth in 2023 was driven by year-on-year sales growth of 27.8%.

Cost of Sales

Cost of Sales for fiscal year 2025 was $1,253,407 compared to $1,168,101 in fiscal year 2024. Our cost of sales significantly improved in 2023. This was driven by efficiencies in our procurement process and cost efficiencies in the production process.

Gross Margins

Gross margins for fiscal year 2025 were $1,072,528 compared to $651,514 in fiscal year 2024. Gross Margins improved in 2025 as sales increased by 64%.

Expenses

Expenses for fiscal year 2025 were $1,896,544 compared to $1,830,377 in fiscal year 2024. Business expenses increased slightly (3.6%) while increasing Revenue by 27%. The primary source of business expenses is our people, marketing support and administrative fees required to maintain the business.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows are indicative of revenue and cash flows expected in the future. We project that as we continue to grow sales volume and revenue, we will continue to reduce our operational cost due to the improved variable cost efficiencies associated with the larger volume base. Our volume growth is being generated by increased sales in existing markets, as well as expansion into new markets. Our primary objective is to become cash flow positive within the next 18 months. We plan to achieve this by becoming fully integrated within our distributors' footprint while realizing the cost savings implemented into our production process. Additionally, we intend to recognize a lower variable cost of sales support as volumes continue to increase.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 239,593.6.

Debt

Creditor: Village Bank & Trust, N.A. - SBA Loan
Outstanding balance: $494,940
Interest rate: 9.5%

Creditor: U.S. Bank National Association
Outstanding balance: $1,466,804.00
Interest rate: 2.35%
Material terms: On March 10, 2022, the Company entered into a line of credit with the U.S. Bank National Association, allowing borrowings of up to $1,500,000. Interest on each advance accrues at an annual rate of 2.35% plus the greater of (i) zero percent (0.0%) or (ii) the one-month forward-looking term rate based on SOFR, as quoted by the Bank from the Term SOFR Administrator's website. Interest is payable beginning April 15, 2022, and on the same date of each consecutive month thereafter (except that if a given month does not have such a date, the payment will be due on the last day of that month), plus a final interest payment upon the repayment of principal. The principal is payable on demand. Interest will be computed for the actual number of days the principal remains unpaid, using a daily factor obtained by dividing the stated interest rate by 360.

Creditor: ByzFunder
Outstanding balance: $68,560.00
Interest rate: 13%

Creditor: Intuit
Outstanding balance: $50,000.00
Interest rate: 4.43%

Creditor: Fundfi

Outstanding balance: $94,783.00
Interest rate: 13%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chad Wodskow

Chad Wodskow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, President, Principal Accounting Officer, Board Member
• Dates of Service: January 2023 — Present
• Responsibilities: Chad founded the company with his partner, James Zinkand. He currently manages the operations and marketing for the company. He receives $120k annual compensation and owns 41.7% of the company's equity.

Other business experience in the past three years:

• Employer: Molson Coors
Title: Director Project Squeeze
Dates of Service: November 2019 — January 2023
Responsibilities: Chad led a cross functional team tasked with developing the next generation of Draft Beer. This included how we filter and package the beer as well as how the beer was dispensed.

Name: James Zinkand

James Zinkand's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co Founder, Secretary, Board Member
• Dates of Service: January 2020 — Present
• Responsibilities: James is a co-founder that helps with the sales and creative execution. He earns $120k in annual compensation and owns 39.9% of the company's equity.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Chad Wodskow
Amount and nature of Beneficial ownership: 730,800
Percent of class: 31.9%

Title of class: Common Stock
Stockholder Name: James Zinkland
Amount and nature of Beneficial ownership: 700,000
Percent of class: 30.6%

RELATED PARTY TRANSACTIONS

Name of Person: Chad Wodskow
Relationship to Company: CEO, President, Principal Accounting Officer, Board Member
Nature / amount of interest in the transaction: Chad is CEO, President, Principal Accounting Officer, and Board Member. He also owns 31.9% of the voting power of the Company.
Material Terms: On January 1, 2022, the Company borrowed a total of $1,465,000 from Chad Wodskow. The balance as of 12/31/2025 was $1,465,000. The interest rate is 7%.

OUR SECURITIES

The Company has authorized Common Stock, Class B Common Stock, and Convertible Note.

Common Stock

Authorized: 2,676,093
Outstanding: 975,000
Voting Rights: One vote per share.

Dividends. Dividends upon the Common Stock of the Company may be declared by the Board of Directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the Common Stock. Dividends upon the Common Stock, if any, shall be in preference to any dividends declared upon the Class B Common Stock.

2025 Equity Incentive Plan

Under the Company's 2025 Equity Incentive Plan ("Incentive Plan"), which is administered by the Company's Board, employees, consultants and directors are eligible to receive stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, substitute awards, and other stock-based awards, in each case intended to align the interests of participants with those of our stockholders. We have reserved 412,273 shares of Common Stock for issuance under the Incentive Plan. In addition, on the first day of each calendar year beginning on January 1, 2026 and ending on January 1, 2035, the aggregate number of shares reserved for issuance under the Equity Incentive Plan will be increased automatically by the number of shares equal to the lesser of (i) 1% of the total number of all classes of our outstanding shares of Common Stock on the immediately preceding December 31 and (ii) such lesser number (including zero) as may be determined by the Company's Board of Directors.

Class B Common Stock

Authorized: 500,000
Outstanding: 480,000
Material Rights:
PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 9. Background, Compliance Requirements, and Redemption Rights in the Subscription Agreement.

Dividends. Dividends upon the Common Stock of the Company may be declared by the Board of Directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the Common Stock. Dividends upon the Class B Common Stock, if any, shall be junior to any dividends declared upon the Common Stock.

What it means to be a minority holder

As a minority holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the

Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and

services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the

target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
MIsguided was formed on December 18, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Misguided has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest

rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Cautionary Statement on Forward-Looking Statements
This instrument and the Company's business plan contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are not historical facts, but rather are based on the Company's current expectations, estimates, and projections about the Company and its industry. You can identify these forward-looking statements when you see the Company using words such as "expect," "anticipate," "estimate," "plan," "believe," "seek," and other similar expressions that are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and are subject to certain risks, uncertainties, and other factors, some of which are beyond the Company's control, are

difficult to predict, and could cause actual results to differ materially from those expressed or forecasted. All statements other than statements of historical facts included in this instrument and the Company's business plan including, without limitation, the financial projections and assumptions, are forward-looking statements. These risks and uncertainties include those described in this instrument. You should not place undue reliance on these forward-looking statements, which reflect the Company's management's view only. The Company undertakes no obligation to update these statements or to report the result of any revision to the forward-looking statements that the Company may make to reflect events or circumstances after the date of this instrument or the Company's business plan or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Management will have substantial direction over the use of proceeds received from this offering
The Company's management will have significant flexibility in applying the net proceeds of this offering and may apply the proceeds in ways in which investors of this offering do not agree. The failure of the Company's management to apply these funds effectively could materially harm the business of the Company. The description of the proposed use of the net proceeds of this offering represents the Company's management's best estimate of the expected use of funds to finance the Company's activities in accordance with its management's current objectives and overall market conditions.

Risks associated with intellectual property
The Company's inability to adequately protect its intellectual property could allow its competitors and others to provide beverages with formulas and other intellectual property rights similar to its own, which could substantially impair its ability to compete. Despite the Company's efforts to safeguard its unpatented and unregistered intellectual property rights, it may not be successful in doing so or the steps taken by the Company in this regard may not be adequate to detect or deter misappropriation of the Company's formulas or to prevent an unauthorized third party from copying or otherwise obtaining and using its products and other proprietary information. The Company's inability to adequately protect its intellectual property could allow its competitors and other to produce similar products and could substantially impair its ability to compete.

Third parties may claim the Company's business or its formulas infringe on their intellectual property, and the Company could suffer significant litigation or licensing expenses, damages, or injunctive relief, requiring the Company to obtain licenses from third parties or develop a non-infringing alternative
The Company may be forced to defend ourselves against claims and legal actions alleging infringement of the intellectual property rights of others. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties could require it to seek licenses from third parties, or if such are not available could require the Company to seek other alternatives. Third parties could, in the future, assert infringement or misappropriation claims against it with respect to the Company's current or future products. Although the Company performs investigations of the intellectual property of third parties, it cannot be certain that it has not infringed the intellectual property rights of such third parties. Any such infringement or misappropriation claim could result in significant costs and damages. Because

litigation costs are substantial that and any adverse outcomes could materially adversely affect the Company's financial condition.

Risks associated with financial projections
The Company's financial projections are based upon assumptions that it believes to be reasonable. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Also, the Company has a limited operating history on which to base the Company's financial projections. The Company believes the prediction of future results of operation is difficult and actual results achieved during the periods covered may be materially and adversely different. Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company will not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that existing consumer demand for its goods will continue. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Moreover, the Company's independent public accountants have not compiled or examined the projections, and accordingly, are unable to express an opinion or give any other form of assurance concerning such projections.

The Company depends on the reliability and continuity of its data management systems
As a retail centric operation, the Company is dependent upon the continued reliability of the Company's data management and inventory tracking systems. Although the Company has reliable systems in place, there is no guarantee that these systems will continue to be accurate and consistent in the future.

The Company has an uncertain ability to meet future cash needs
The Company may need additional financing in the future to fund next stages of growth. There can be no assurances that the Company's operations will generate sufficient cash flows to enable it to pay its indebtedness (as applicable) or to fund other liquidity needs. If the Company cannot make scheduled payments on debt, the Company will be in default and, as a result, among other things, one or more of the Company's debt holders could declare all outstanding principal to be due and payable and take measures to realize on its collateral which could force the Company to liquidate certain assets or alter business operations or debt obligations. Moreover, if the Company is unable to obtain additional capital or if the Company's current sources of financing are reduced or unavailable, the Company will likely be required to delay, reduce the scope of, or eliminate plans for expansion, which could adversely affect its overall operations and ability to survive.

The Company's growth will depend on its ability to develop awareness
The Company believes that establishing widespread awareness will be critical to achieving widespread acceptance and adoption of the Company's products. Promoting and positioning of the Company's products will depend largely on the success of its marketing efforts, distribution channels, and its ability to provide high quality service. Establishing a significant presence for beverages often requires substantial marketing investment to generate the necessary adoption rates. Promotional activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses the Company incurs in building its essence and its products.

The Company may have difficulty managing its growth

The Company's ability to compete effectively and to manage future growth will depend on its ability to continue to implement and improve operational, financial, and management information systems on a timely basis and to expand, train, motivate, and manage the Company's work force. The Company intends to rapidly and significantly expand its operations, and anticipate that further significant expansion will be required to implement its business strategy and penetrate market opportunities. This expansion is expected to place a significant strain on the Company's managerial, operational, and financial resources. To manage the expected growth of the Company's operations, it will be required to develop and maintain operational and financial systems and procedures and controls. There can be no assurance that the Company's personnel, systems, procedures, and controls will be adequate to support its operations, and any deficiencies in that regard could have a material adverse effect on its business, financial condition, or results of operations.

The Company's voting control is concentrated and controlled by its management, which could cause conflicts of interest

Chad Wodskow, who is a Director and President of the Company, has majority control of the Company. As a result, Mr. Wodskow will have the ability to significantly influence the outcome on all matters requiring shareholder approval, including the election and removal of directors and the ability to significantly influence the Company's management and its affairs.

The Company is dependent on key management

The Company is highly reliant on the services of its founders, and their actions greatly influence the Company's success. The implementation of the Company's business plan and its continued success relies on key members of the management team and sales, marketing, and finance personnel. These employees may not continue to work for the Company and the Company may not be able to replace these employees with personnel of similar caliber, should they leave the Company. Should one or more of these members of the Company's management team leave the Company, its financial results may be impaired.

The Company may not be able to raise adequate capital

If the Company is unable to raise sufficient capital investments, it will have less marketing and advertising money, which might impact the Company's sales depending on consumer acceptance of its products. This will necessitate revision of the Company's business plan and may require it to seek additional capital on less favorable terms. The Company's inability to obtain required capital could preclude it from achieving profitability.

Infringement of the Company's brand name may damage its business

The Company's products are branded consumer products. The Company's ability to distinguish its brand name from those of its competitors depends, in part, on the strength and vigilant enforcement of its brand name. Competitors may use trademarks, trade-names or brand names that are similar to those of the Company, thereby weakening the Company's intellectual property rights. If the Company's competitors infringe on its rights, the

Company may have to litigate in order to protect such rights. Litigation may result in significant expense and divert the Company's attention from business operations. In addition, the Company cannot assure you that it would be successful in protecting its rights.

Changes in applicable law may affect product and service offerings
The Company's products may become subject to greater regulation. The applicable laws and regulations may change significantly in the future. The Company continuously monitors these developments and modifies its operations as necessary. The Company may not be able to adapt its operations to address new regulations which could adversely affect its business.

The Company is subject to regulations of and licensing by various governmental agencies
The U.S. alcohol industry is subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, the Federal Alcohol and Tobacco Tax and Trade Bureau, and various state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, shipping restrictions, permitted and required labeling, advertising and relations with wholesalers and retailers. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes or international tariffs, could negatively impact the Company financially. Future legal challenges to the industry, either individually or in the aggregate, could harm the Company's business if they impose requirements which the Company is unable to meet.

The Company's business is subject to seasonal fluctuations
Seasonal factors may cause the Company's revenues to fluctuate from quarter to quarter. Historically, average daily sales are lower in the third and fourth quarters due, in part, because fewer people drink alcoholic beverages during periods of inclement weather (hot weather and hurricane season) than during periods of mild or warm weather (the winter and spring months). Other factors also have a seasonal effect on the Company's potential results.

The Company faces risks associated with changes in customer tastes and preferences, spending patterns and demographic trends
Changes in customer preferences, general economic conditions, discretionary spending priorities, and demographic trends affect the beverage industry. The Company's success depends to a significant extent on consumer confidence, which is influenced by general economic conditions, local and regional economic conditions in the markets in which the Company operates, and discretionary income levels. The Company's sales may lag during economic downturns, which can be caused by various factors such as high gasoline prices, high unemployment, declining home prices or tight credit markets. Any material decline in consumer confidence or a decline in family spending could adversely affect the Company's sales, operating results, and financial condition.

The Company is dependent on relationships with raw material supply partners (for liquids and bottles), distributors, and retail chains, and the ability to create more such relationships

The Company's business model for all of the Company's products offered is retail/supply-centric. Successful implementation of it is predicated on the Company's ability to create and nurture strong partnerships with distributors, suppliers, and retail chains. If the Company is unable to maintain existing partnerships or establish new ones, the Company's revenues may decrease and it may never attain profitability.

The Company may be unable to gain any significant market acceptance for its products or establish a significant market presence with the retailers and consumers

If the Company is unable to gain market acceptance, it will not be able to generate revenue and the Company's business will fail. The Company's growth strategy is substantially dependent upon the Company's ability to market the Company's future products successfully to consumers or beer distributors and retailers who sell the Company's products. However, it may be very difficult to achieve significant acceptance and product appeal, due to competition and other factors outside of the Company's control. Such acceptance, if achieved, may not be sustained for any significant period of time nor build to an acceptable volume that is sufficient to maintain the Company's business. In addition, there is no guarantee that any acceptance by customers will continue. Failure of the Company's products to achieve or sustain market acceptance could have a materially adverse effect on the Company's business, financial conditions, and the results of the Company's operations.

The Company faces substantial competition from several competitors, some of whom have far greater resources, which may make it more difficult for the Company to achieve significant market penetration

The market for beverage products is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. While the Company believes that its products occupy a unique niche in each individual marketplace, other companies offer similar products that compete for the same demographic, and could compete more directly with the Company by developing products functionally the same as the Company's products. Most of these competitors are larger and more deeply funded companies with significantly greater resources for product development and marketing. In addition to the current market players, at any time, other companies may develop additional competitive products in the same category. If the Company is unable to compete effectively against existing or future competitors, net revenues of the Company's products would decline. Some of the Company's competitors may compete by lowering the price of their products or ancillary supplies. If these competitors' products were to gain acceptance by the consumers, a downward pressure on prices for the Company's products could result. If prices were to fall, the Company may not grow sufficiently to achieve profitability.

The Company's business is speculative and involves substantial risks

Factors bearing upon the success of the Company's business will include, among others, the quality of the Company's product, the attractiveness of the packaging, the adequacy of distribution in the marketplace, and the experience and skill of the Company's management. In addition, more general economic conditions will also affect the Company's potential profitability.

The Company has a limited operating history and a small management team and staff

The Company's current and proposed operations are subject to all of the risks inherent in a growing business enterprise, including the likelihood of operating losses. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of its business, products, and channels of distribution, and current and future development, as well as in the competitive nature of the beverage industry, especially for an alcoholic beverage. If these risks materialize, the Company's business could be seriously harmed. The Company cannot guarantee it will be profitable, have a positive cash flow, or be able to continue in business.

The Company is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation

The Company and other companies operating in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. The Company may also be subject to litigation in the ordinary course of its operations, including in connection with commercial disputes, employment matters and the acquisition or disposal of businesses or other assets. The Company is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, environmental, anti-corruption and other relevant regulatory authorities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to the Company or its brands, and/or impact the ability of management to focus on other business matters, and may adversely affect the Company's business and financial results.

Federal And State Laws Governing Ownership Interests In Alcoholic Beverage Licensees May Impact Your Ability To Invest In The Company

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practices and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied-house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practices and tied-house requirements regardless of such investors' amount of investment in the Company. In connection therewith, investor is required to represent and warrant to the Company in connection with this offering that each investor is not disqualified under applicable laws from owning equity interests in the Company and that investor will promptly provide the Company with all information and documentation necessary or desirable for the Company to make such determination. If an investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, the investor's shares may be subject to redemption.

If We Do Not Comply With The Specialized Regulations And Laws That Regulate The Alcoholic Beverage Industry, Our Business Could Be Materially Adversely Affected

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, and we will have state importation permits with ABC, and various out-of-state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease-and-desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its operations.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption
Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied-House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of stock, or failure to provide requested information to verify compliance with these laws, jeopardize the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied-House laws—such as through prohibited ownership in another tier, undue influence, or regulatory changes— the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Misguided Spirits, Inc.

By /s/ *Chad Wodskow*

Title: President / CEO

By /s/ *Chad Wodskow*

Name: Chad Wodskow
Title: President / CEO

By /s/ *Oliver Erle*

Name: Oliver Erle
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
Misguided Spirits
As of December 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	133,586.71
11000 BOA Checking	79,730.70
12000 MHW Account	0.00
12500 Wintrust	9,171.14
Business Account	17,533.63
Chase Checking	-428.62
Total for Bank Accounts	**$239,593.56**
Accounts Receivable	
13000 Accounts Receivable (A/R)	155,423.46
Total for Accounts Receivable	**$155,423.46**
Other Current Assets	
14000 Inventory Asset	0.00
14060 WIP	0.00
14061 Blending	0.00
14062 Rum Bulk Juice	0.00
14063 Gin Bulk Juice	0.00
14064 Corn Bulk Juice	0.00
14070 Whiskey Juice	30,988.44
14071 Flavors	
14072 Curacao 101.44265	0.00
14074 Orange Blossom 101.48197	0.00
14075 Orange Juice Flavor 101.23517	0.00
14076 Orange Valencia 101.23517	0.00
14077 Tart Cherry Juice	0.00
14078 Rum Flavor	0.00
14079 Orange Juice Flavor 101.43571	0.00
Total for 14071 Flavors	**$0.00**
14080 Dry Inventory	78,861.46
14081 Raw Inventory	9,488.41
14800 Gin Base International Extract	0.00
14810 Gin Base London Dry Extract	0.00
14830 Rum Flavor Caribbean	0.00
Total for 14060 WIP	**$119,338.31**
14500 FET 1L	34,000.00
14550 FET 750ml	0.00

14555 FET 250ml	0.00
Finished Goods	
Liquor	381,714.37
Wines	38,117.04
Total for Finished Goods	**$419,831.41**
Total for 14000 Inventory Asset	**$573,169.72**
14050 Raw Material Collection Account	0.00
14100 Vodka 1L	0.00
14200 Whiskey 1L	0.00
14300 Gin 1L	0.00
14400 Bottles 1L	0.00
14410 Bottles 750ml	0.00
14840 Vulcan Nero	0.00
14850 Flora Nero	0.00
14860 Aurora Catarratto	0.00
14870 Venus Spumante Chardonnay	0.00
18100 Prepayment Deposits at Supplier	0.00
18110 Destiladora Del Valle De Tequila Deposit	66,692.00
18120 J. B. Thome & Co., Inc. Deposit	0.00
18130 Windwalker Deposits	0.00
18140 By Quest Deposits	0.00
18150 Gomsa Integradora Deposits	0.00
18180 Speakeasy Co. Deposits	0.00
18190 Phoenix Deposits	0.00
Total for 18100 Prepayment Deposits at Supplier	**$66,692.00**
19000 Prepaid Insurance	8,713.00
19001 Prepaid Interest & Fees	66,217.73
Due From Misguided Vines	31,544.15
Investments	
Misguided Vines	2.00
Total for Investments	**$2.00**
Undeposited Funds	0.00
Total for Other Current Assets	**$746,338.60**
Total for Current Assets	**$1,141,355.62**
Fixed Assets	
16000 Trademark	0.00
17000 Van	0.00
Total for Fixed Assets	**$0.00**
Other Assets	
18000 Deposits Held at Strong Spirits	
18010 Strong Spirit Storage Deposit	0.00
18020 Strong Spirit Client Credit	0.00
Total for 18000 Deposits Held at Strong Spirits	**$0.00**

18500 Receivable - James	0.00
18550 Allowance for Doubtful accounts	0.00
Total for Other Assets	**$0.00**
Total for Assets	**$1,141,355.62**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	374,940.66
Total for Accounts Payable	**$374,940.66**
Credit Cards	
20500 Citi Credit Card	0.00
20600 Expensify Credit Card	-29,055.03
20700 Bank of America CC	0.00
Ramp Card	4,728.17
Total for Credit Cards	**-$24,326.86**
Other Current Liabilities	
20800 On Deck Capital	0.00
20900 MCA Liability	0.00
21000 Blue Vine Capital	0.00
21100 BVC - Draw 11	0.00
21200 BVC - Draw 12	0.00
Total for 21000 Blue Vine Capital	**$0.00**
22000 SBA Loan	394,940.38
23000 Loan - Intuit	-6,715.36
23100 Loan 1	16,391.64
23200 Loan 2	6,000.00
23300 Loan 3	450.77
23400 Loan 4	1,574.51
23500 Loan 5	1,974.51
Total for 23000 Loan - Intuit	**$19,676.07**
23900 loan	50,000.00
24000 Byzfunder	68,560.45
Accrued Expenses	-1,000.00
Fundfi	94,783.28
Retro Advance	-10,160.01
Sales Tax Payable - Manual Adjustment	-3,157.95
Total for Other Current Liabilities	**$613,642.22**
Total for Current Liabilities	**$964,256.02**
Long-term Liabilities	
33000 Line of Credit - US Commercial Bank	1,377,883.48
33100 Shareholder Notes Payable Chad	87,920.82
33200 Shareholder Notes Payable James	0.00

34000 Convertible Debt	0.00
Total for Long-term Liabilities	**$1,465,804.30**
Total for Liabilities	**$2,430,060.32**
Equity	
30000 Opening Balance Equity	6.67
31000 Owner's Investment	120,540.20
32000 Owner's Pay & Personal Expenses	-43,913.68
36000 Partner's Equity	0.00
37000 Capital Contributed	326,520.88
Friends and Family Convertible Note	
Barry Lucas	27,876.42
Denis Hickey	516,489.44
Jon MacMan	111,505.69
Matt Geary	45,389.83
Michael Mazan	122,047.14
Paul Lucas	27,876.42
Scott Wodskow	430,210.14
Shawn Crumley	13,380.68
Steve Surman	55,420.60
Top Shelf	258,121.67
Total for Friends and Family Convertible Note	**$1,608,318.03**
35000 Retained Earnings	-2,798,796.74
Net Income	-501,380.06
Total for Equity	**-$1,288,704.70**
Total for Liabilities and Equity	**$1,141,355.62**

Profit and Loss
Misguided Spirits
January-December, 2025

	Total
Income	
40000 Sales	2,236,860.75
43000 Sales of Product Income	41,860.00
43600 Sales - Ecommerce	28,727.58
44000 Consultancy Income	18,487.91
Total for Income	**$2,325,936.24**
Cost of Goods Sold	
50000 Cost of Goods Sold	336.00
50100 Bottles & Caps	1,813.17
50110 Labels	18,052.96
50120 Boxes & Partitions	11,292.56
50200 Bulk Spirits	
50210 Gin	109,710.95
50220 Vodka	289,925.07
50230 Whiskey	129,650.31
50240 Tequila	212,980.76
50250 Rum	56,276.37
50260 Triple Sec	44,991.24
50270 FET	170,757.43
Total for 50200 Bulk Spirits	**$1,014,292.13**
51000 Bulk Wine	
51010 Vulcan Nero	22,415.58
51020 Flora Nero	16,122.00
51030 Aurora Cataratto	21,653.64
51040 Venus Spumante Chardonnay	7,269.12
Total for 51000 Bulk Wine	**$67,460.34**
55500 Line Changes Fees	4,500.00
56000 COGS Discount	111,604.42
58000 Procument - Ecommerce	24,055.89
Total for 50000 Cost of Goods Sold	**$1,253,407.47**
Total for Cost of Goods Sold	**$1,253,407.47**
Gross Profit	**$1,072,528.77**
Expenses	
60000 Advertising & Marketing	146,307.27
60060 Product Development	20,128.63
60070 Product Samples	88,239.81
60200 Bank Charges & Fees	7,914.00
60450 Outside Services SG&A	939,798.91

60460 Software & Licensing Fee	40,965.79
60600 Insurance	20,840.76
60710 Exchange rate gain/loss	-4.53
60900 Professional Services	454.84
60940 Legal Fees	11,643.16
60960 Accounting Expense	68,268.80
60970 Others	2,689.03
Total for 60900 Professional Services	**$83,055.83**
61200 Office Supplies	1,569.53
61300 Office/General Administrative Expenses	782.39
61400 Other Business Expenses	2,879.55
61700 Purchases	48,667.36
61900 Reimbursable Expenses	586.04
62500 Shipping & Delivery	4,797.45
62550 Freight	83,266.22
62600 Taxes & Licenses	4,078.95
62620 Other Taxes & Licences	2,612.06
Total for 62600 Taxes & Licenses	**$6,691.01**
62700 Travel	5,147.28
64600 Transportation	34,972.20
64700 Lodging	5,812.72
64800 Meals	5,752.34
Total for 62700 Travel	**$51,684.54**
64100 Bar Spend	188,914.27
64300 Events, Promotions & Sampling	154,578.07
64400 Broker Fee Expenses	1,722.72
Automobile Expense	1,798.94
QuickBooks Payments Fees	1,360.12
Total for Expenses	**$1,896,544.68**
Net Operating Income	**-$824,015.91**
Other Income	
45000 Other Income	414,734.68
Inventory Adjustment to Actual	224,382.02
Total for Other Income	**$639,116.70**
Other Expenses	
60700 Interest Paid	316,480.85
Total for Other Expenses	**$316,480.85**
Net Other Income	**$322,635.85**
Net Income	**-$501,380.06**

Accrual Basis Monday, March 30, 2026 02:45 PM GMTZ

Statement of Cash Flows
Misguided Spirits
January-December, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
13000 Accounts Receivable (A/R)	
14000 Inventory Asset	
14061 Inventory Asset:WIP:Blending	
14062 Inventory Asset:WIP:Rum Bulk Juice	
14063 Inventory Asset:WIP:Gin Bulk Juice	
14064 Inventory Asset:WIP:Corn Bulk Juice	
14070 Inventory Asset:WIP:Whiskey Juice	
14072 Inventory Asset:WIP:Flavors:Curacao 101.44265	
14074 Inventory Asset:WIP:Flavors:Orange Blossom 101.48197	
14075 Inventory Asset:WIP:Flavors:Orange Juice Flavor 101.23517	
14076 Inventory Asset:WIP:Flavors:Orange Valencia 101.23517	
14077 Inventory Asset:WIP:Flavors:Tart Cherry Juice	
14078 Inventory Asset:WIP:Flavors:Rum Flavor	
14079 Inventory Asset:WIP:Flavors:Orange Juice Flavor 101.43571	
14080 Inventory Asset:WIP:Dry Inventory	
14081 Inventory Asset:WIP:Raw Inventory	
14400 Bottles 1L	
14410 Bottles 750ml	
14500 Inventory Asset:FET 1L	
14550 Inventory Asset:FET 750ml	
14555 Inventory Asset:FET 250ml	
14800 Inventory Asset:WIP:Gin Base International Extract	
14810 Inventory Asset:WIP:Gin Base London Dry Extract	
18110 Prepayment Deposits at Supplier:Destiladora Del Valle De Tequila Deposit	
19000 Prepaid Insurance	
19001 Prepaid Interest & Fees	
20000 Accounts Payable (A/P)	
20500 Citi Credit Card	
20600 Expensify Credit Card	
20800 On Deck Capital	
20900 MCA Liability	
22000 SBA Loan	
23000 Loan - Intuit	
23100 Loan - Intuit:Loan 1	
23200 Loan - Intuit:Loan 2	

23300 Loan - Intuit:Loan 3

23400 Loan - Intuit:Loan 4

23500 Loan - Intuit:Loan 5

23900 loan

24000 Byzfunder

Accrued Expenses

Due From Misguided Vines

Fundfi

Inventory Asset:Finished Goods:Liquor

Inventory Asset:Finished Goods:Wines

Ramp Card

Retro Advance

Sales Tax Payable - Manual Adjustment

Total for Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

FINANCING ACTIVITIES

30000 Opening Balance Equity

31000 Owner's Investment

32000 Owner's Pay & Personal Expenses

33000 Line of Credit - US Commercial Bank

33100 Shareholder Notes Payable Chad

34000 Convertible Debt

37000 Capital Contributed

Friends and Family Convertible Note:Barry Lucas

Friends and Family Convertible Note:Denis Hickey

Friends and Family Convertible Note:Jon MacMan

Friends and Family Convertible Note:Matt Geary

Friends and Family Convertible Note:Michael Mazan

Friends and Family Convertible Note:Paul Lucas

Friends and Family Convertible Note:Scott Wodskow

Friends and Family Convertible Note:Shawn Crumley

Friends and Family Convertible Note:Steve Surman

Friends and Family Convertible Note:Top Shelf

Net cash provided by financing activities

NET CASH INCREASE FOR PERIOD

Cash at beginning of period

CASH AT END OF PERIOD

Total
-501,380.06
102,374.04
0.00
0.00
13,858.78
9,109.56
36,156.15
-16,297.05
416.25
706.25
888.40
313.20
66.25
196.80
283.75
38,319.65
-9,488.41
0.00
0.00
82,554.30
-5,190.44
0.00
3,190.00
3,190.00
-66,692.00
-2,170.91
52,817.47
-631,841.27
-32,896.72
-29,055.03
-179,390.58
-116,374.00
-72,911.49
-6,715.36
892.88
3,002.88

-3,437.90
-3,421.73
-2,525.49
50,000.00
-52,498.60
-1,000.00
-7,191.37
94,783.28
-225,684.64
-9,669.72
4,728.17
-10,160.01
-3,157.95
-$989,922.61
-$1,491,302.67

6.67
120,540.20
-43,913.68
381,936.70
67,500.00
-721,000.00
316,884.77
27,876.42
516,489.44
111,505.69
45,389.83
122,047.14
27,876.42
430,210.14
13,380.68
55,420.60
258,121.67
$1,730,272.69
$238,970.02
$623.54
$239,593.56

Misguided Spirits, Inc.
Consolidated Statement of Changes in Stockholders Deficit
Unaudited

(USD $ in Dollars)	Common stock		Members' Equity	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Balance - December 31, 2022	-	$ -	$ 382,104	$ -	$ (449,038)	$ (66,934)
Net Income (loss)	-	$ -	$ -	$ -	$ (959,437)	$ (959,437)
Balance - December 31, 2023	-	$ -	$ 382,104	$ -	$ (1,408,475)	$ (1,026,371)
Members' Contribution	-	$ -	$ 145,000	$ -	$ -	145,000
Conversion from LLC to C-Corp	29,000	$ 3	$ (527,104)	$ 527,101	$ -	$ -
Net Income (loss)	-	$ -	$ -	$ -	$ (1,436,877)	$ (1,436,877)
Balance - December 31, 2024	**29,000**	**$ 3**	**$ -**	**$ 527,101**	**$ (2,845,352)**	**$ (2,318,248)**
Shares Issued for Services	33,600	$ -	$ -	$ -	$ -	$ -
Forward Split of 62,600 Shares (1,752,800 Shares Post-Split)	1,690,200	$ -	$ -	$ -	$ -	$ -
Net Income (loss)	-	$ -	$ -	$ -	$ (1,370,445)	$ (1,370,445)
Balance - December 31, 2025	**1,752,800**	**$ 3**	**$ -**	**$ 527,101**	**$ (4,215,797)**	**$ (3,688,693)**
Shares Issued for Services	40,217	$ -	$ -	$ -	$ -	$ -
Shares issues for Convertible Notes	476,093	$ -	$ -	$ -	$ -	$ -
Net Income (loss)	-	$ -	$ -	$ -	$ (501,380)	$ (501,380)
Balance - December 31, 2026 (Expected)	**2,269,110**	**$ 3**	**$ -**	**$ 527,101**	**$ (4,717,177)**	**$ (4,190,073)**

NOTE 1 – NATURE OF OPERATIONS

Misguided Spirits, Inc. was formed on 5.30.2023 ("Inception") in the State of DE. The financial statements of Misguided Spirits, Inc. which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Des Plaines, Illinois.

Misguided Spirits, Inc. (or the "Company") is a premium Spirits company focused on delivering high-quality well spirits to bars, restaurants, and retail partners. Established by industry veterans, Misguided Spirits provides a portfolio of spirits—vodka, gin, whiskey, rum, tequila, and triple sec—crafted to meet the demands of the hospitality sector. With a community-centered brand and unique storytelling, we cater to a market that values quality and character, allowing establishments to offer a premium house brand that enhances their beverage offerings and profitability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Sales to Wholesalers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and IL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has short term debt of 538,932 which includes an SBA loan, and term loans used for inventory. The company also has AP Liabilities of 338,993 due from a distributor transition which we are currently negotiating. The company has long term debt of 1,436,818 which is a loan issued by the founders.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not involved with or know of any pending litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized the 2,676,093 shares of common stock with par value of $3.93 (Convertible notes were issues at an 85% valuation creating a conversion value of 3.43). As of December 31, 2025 the company has currently issued 1,308,000 shares of our common stock valued at 3.93 per share for a valuation of 10,517,045.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company issued shares to the founders and employees prior to the Crowdfunding initiative.

NOTE 7 – SUBSEQUENT EVENTS

The Company continues to raise funds through Start Engine, as well as the issuance of convertible notes that will convert Dec 31, 2027 (short term debt) to continue to fund the business.



I, Chad Wodskow, the President of Misguided Spirits, Inc., hereby certify that the financial statements of Misguided Spirits, Inc. and notes thereto for the periods ending December 31, 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the Company has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4.29.2026.

_Chad Wodskow_____ (Signature)

_Chad Wodskow_____ (Printed)

President_____ (Title)

3.30.2026_____ (Date)

Misguided Spirits, Inc.
379 Stratford Road
Des Plaines, IL 60016